SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Corporate Taxpayer ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM 1431-1

SEC (CUSIP) 20441B407 – Preferred “B” Shares

SEC (CUSIP) 20441B308 – Common Shares

LATIBEX 29922 – Preferred “B” Shares

NOTICE TO THE MARKET

Companhia Paranaense de Energia (COPEL), a company that generates, transmits and distributes electricity, with shares listed on the BM&FBOVESPA (CPLE3, CPLE5, CPLE6), the NYSE (ELP) and the LATIBEX (XCOP), in compliance with Article 12 of CVM Instruction 358/02, hereby communicates to its shareholders and the market that it received information from shareholder Victor Adler that, as of June 21, 2013, he had acquired 39,200 preferred Class A shares (PNA), and now holds 10.26804% of the total of PNA shares issued by COPEL, pursuant to the correspondence below.

Curitiba, June 28, 2013

Luiz Eduardo da Veiga Sebastiani

Chief Financial, Investor Relations and

Control of External Stockholding Officer

Rio de Janeiro, June 27, 2013

To:

Cia Paranaense de Energia – COPEL

Rua Coronel Dulcídio nº 800 – 3º andar

Curitiba – PR

CEP 80.420-170

Attn: Dr. Luiz Eduardo da Veiga Sebastiani

Subject: Acquisition of Relevant Shareholding Interest

Dear Sirs,

Victor Adler, Brazilian, divorced, attorney, bearer of OAB-RJ identification card 021439 and Individual Taxpayer ID (CPF) 203.840.097-00, hereby informs the company that as of June 21, 2013, through acquisitions carried out on the Stock Exchange, I now hold a shareholding interest equivalent to 10.26804% of the preferred Class A shares of this company. This interest is equal to thirty-nine thousand, two hundred (39,200) shares.

It should be noted that this acquisition was carried out as part of an investment strategy and is not aimed at altering the management or ownership structure of the Corporation.

I ask that you please transmit this information to the IPE system as a Notice to the Market, under the Acquisition/Sale of Shareholding Interest, in accordance with CVM Instruction 358/02, as reworded in CVM Instruction 449/07.

Without any further business at the moment,

Sincerely,

Victor Adler

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 28, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.